RIMFIRE MINERALS CORPORATION

AND:

RIMFIRE ALASKA LTD.

AND:

EVANACHAN LIMITED

JOINT VENTURE AGREEMENT

____________, 200___

528557-000001-953703v3

TABLE OF CONTENTS

1	INTERPRETATION	2
2	FORMATION OF THE JOINT VENTURE	7
3	INTERESTS	7
4	MANAGEMENT COMMITTEE	8
5	OPERATOR	10
6	RIGHTS, DUTIES AND STATUS OF OPERATOR	11
7	EXPLORATION PROGRAMS	13
8	FEASIBILITY REPORT	18
9	PRODUCTION NOTICE	19
10	FINANCING OPTION	20
11	ELECTION TO CONTRIBUTE	20
12	OPERATOR’S FEE	22
13	MINE FINANCING	22
14	CONSTRUCTION	24
15	OPERATION OF THE MINE	24
16	PAYMENT OF MINE COSTS	26
17	DISTRIBUTION IN KIND	27
18	SURRENDER OF INTEREST	28
19	TERMINATION OF MINING OPERATIONS	29
20	THE PROPERTY	30
21	AREA OF COMMON INTEREST	30
22	INFORMATION AND DATA	32
23	LIABILITY OF THE OPERATOR	33
24	INSURANCE	34
25	RELATIONSHIP OF PARTIES	34
26	PARTITION	34
27	TAXATION	35
28	FORCE MAJEURE	35
29	NOTICE	35
30	WAIVER	36
31	AMENDMENTS	36
32	TERM	36
33	TIME OF ESSENCE	36
34	ASSIGNMENT ¾ RIGHT OF FIRST REFUSAL	36
35	SUCCESSORS AND ASSIGNS	38
36	GOVERNING LAW	38

SCHEDULES:

Schedule A Description of the Property
Schedule B Accounting Procedure
Schedule C Net Smelter Returns Royalty
Schedule D Description of the Underlying Royalties

528557-000001-953703v3

THIS AGREEMENT made as of the _____ day of __________ 20__

BETWEEN:

RIMFIRE MINERALS CORPORATION, a company duly incorporated under the laws of the Province of British Columbia and having its head office at 700 - 700 West Pender Street, Vancouver, British Columbia V6C 1G8

(“Rimfire Parent”)

AND:

RIMFIRE ALASKA LTD., a company duly incorporated under the laws of the State of Alaska and having its head office at 700 - 700 West Pender Street, Vancouver, British Columbia V6C 1G8

(“Rimfire Alaska” and, together with Rimfire Parent, “Rimfire”)

AND:

EVANACHAN LIMITED, a company duly continued under the laws of the Ontario and having its head office at 99 George Street, 3rd Floor, Toronto, Ontario M5A 2N4

(“Evanachan”)

WHEREAS:

A. Pursuant to an option agreement dated February 22, 2007 between Evanachan and Rimfire (the “Option Agreement”) Rimfire granted to Evanachan an option to acquire a 60% undivided interest with the right to earn up to a 70% undivided interest in the Property (as herein defined), subject to the Underlying Royalties (as herein defined);

B. Evanachan has exercised the First Option (as herein defined) to earn a 60% interest in the Property [and the Second Option (as herein defined) and now holds a 70% interest in the Property] [and following the exercise of the Second Option arranged for project financing to earn an additional 5% interest in the Property such that it now holds a 75% interest in the Property], subject to the Underlying Royalties; and

C. Rimfire and Evanachan wish to enter into this joint venture agreement to govern the Joint Operations (as herein defined) on the Property.
NOW THEREFORE THIS AGREEMENT WITNESSETH that for good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by the parties), the parties hereby agree as follows:

1.0 INTERPRETATION
1.1 In this Agreement the following words, phrases and expressions shall have the following meanings:

“Accounting Procedure” means the procedure attached to this Agreement as Schedule B.

“Affiliate” shall have the meaning attributed to it in the Business Corporations Act (British Columbia), as amended.

“Assets” means all tangible and intangible goods, chattels, improvements or other items including, without limiting generality, land, buildings, and equipment but excluding the Property, acquired for or made to the Property under the Option Agreement or this Agreement in connection with the Mining Operations.

“Commercial Production” means the operation of the Property or any portion thereof as a producing mine and the production of mineral products therefrom (excluding bulk sampling, pilot plant or test operations).

“Completion Date” means the date determined by the Management Committee on which it is demonstrated to the satisfaction of the Management Committee that the preparing and equipping of the Mine is complete and is the date on which commercial production commences.

“Construction” means every kind of work carried out during the Construction Period by the Operator in accordance with the Feasibility Report and Production Notice related thereto, as approved by the Management Committee.

“Construction Period” means, unless the Production Notice is subsequently withdrawn, the period beginning on the date a Production Notice is given and ending on the Completion Date.

“Costs” means, except as to Prior Exploration Costs, all items of outlay and expense whatsoever, direct or indirect, with respect to Mining Operations, recorded by the Operator in accordance with this Agreement and shall include all obligations and liabilities incurred or to be incurred with respect to the protection of the environment such as future decommissioning, reclamation and long-term care and monitoring, even if not then due and payable so long as the amounts can be estimated with reasonable accuracy, and whether or not a mine reclamation trust fund has been established. Without limiting generality, the following categories of Costs shall have the following meanings:

(a)	“Construction Costs” means those Costs recorded by the Operator during the Construction Period, including, without limiting generality, the Operator’s fee contemplated in Section 12.0;

(b)	“Exploration Costs” means those Costs recorded by the Operator during the Exploration Period, including, without limiting generality, the Operator’s fee contemplated in Section 12.0;

(c)	“Maintenance Costs” means those costs recorded by the Operator as may be required to keep the Property in good standing;

(d)	“Mine Costs” means Construction Costs and Operating Costs;

(e)
“Operating Costs” means those Costs recorded by the Operator subsequent to the Completion Date, including, without limiting generality, the Operator’s fee contemplated in Section 12.0 and the Underlying Royalties; and

(f)	“Prior Exploration Costs” means the deemed Expenditures of the parties under Section 7.9.

“Elected Participation Share” means the percentage of each approved Program that a Participant shall have elected to contribute to pursuant to Section 7.3.

“Exploration Period” means the period beginning the Operative Date and ending the date a Production Notice is given and Construction Costs are fully committed.

“Feasibility Report” means a report or reports defined as that which the party preparing the feasibility report reasonably expects would be prepared in a manner acceptable to senior lending institutions in support of project financing of work to develop a mine or mines on the Property to Commercial Production in accordance with National Instrument 43-101 of the Canadian Securities Administrators and generally accepted industry principles, containing a description and analysis of the methods and costs of bringing into production and operation a mine on the Property (or any part thereof) and associated facilities related thereto, which report or reports shall include the confirmation of mineral resources or reserves, as the case may be, by the conduct of detailed drilling works, hydrological and geotechnical works, environmental studies, and, if deemed necessary by the Management Committee, the mining of one or more bulk samples of mineralization for metallurgical studies which may require the construction of one or more shafts, the construction of an incline, or works associated with a trial mine. The Feasibility Report shall contain estimates of both capital and operating costs and shall analyze how to proceed with mining operations to economically and commercially extract the target minerals, identify the optimum structure for the mining venture, and include reference to relevant marketing and financial aspects.

“Financing Option” has the meaning attributed to it in Section 10.1.

“Interest” means an undivided beneficial percentage interest in the Property, the Assets and any Mine (subject to the Underlying Royalties) calculated, during the Exploration Period, according to Section 7.0 and subsequent to the Exploration Period according to Section 11.0.

“Joint Operation” has the meaning attributed to it in Section 2.1.

“Management Committee” means the committee established pursuant to Section 4.0.

“Mine” means the workings established and Assets acquired, including, without limiting generality, development headings, plant and concentrator installations, infrastructure, housing, airport and other facilities in order to bring the Property into commercial production in accordance with the Production Notice.

“Minerals” means any and all ores (and concentrates derived therefrom) and minerals, precious and base, metallic and nonmetallic, in, on or under the Property which may lawfully be explored for, mined and sold.

“Mining Operations” means every kind of work done by the Operator:

(a)	on or in respect of the Property in accordance with a Program or Production Notice or Operating Plan; or

(b)
if not provided for in a Program or Production Notice or Operating Plan, unilaterally and in good faith to maintain the Property in good standing, to prevent waste or to otherwise discharge any obligation which is imposed upon it pursuant to this Agreement and in respect of which the Management Committee has not given it directions;

including, without limiting generality, investigating, prospecting, exploring, developing, property maintenance, preparing reports, estimates and studies, designing, equipping, improving, surveying, construction and mining, milling, concentrating, rehabilitation, reclamation, and environmental protection.

“Net Smelter Returns” has the meaning attributed to it in Schedule C.

“Operating Plan” means the annual plan of Mining Operations submitted pursuant to Section 15.2.

“Operative Date” means the date upon which this Agreement becomes effective.

“Operator” means the Participant appointed as the Operator in accordance with Section 5.0.

“Option Agreement” shall have the meaning attributed to it in Recital A.

“Participant” means a party that is contributing to Exploration Costs or Mine Costs, as the case may be.

“party” or “parties” means the parties to this Agreement and their respective successors and permitted assigns which become parties pursuant to this Agreement.

“Prime Rate” means the rate of interest stated by the Royal Bank of Canada, Main Branch, Toronto, Ontario, as being charged by it on Canadian Dollar demand loans to its most creditworthy domestic commercial customers.

“Production Notice” means a notice which is given to each of the Participants pursuant to Section 9.2.

“Program” means the work plan and budget of Mining Operations conducted during the Exploration Period and adopted pursuant to Section 7.2.

“Property” means the mineral properties that become subject to this Agreement on the Operative Date, as more particularly described in Schedule A, any additional mineral properties that become part of the Property pursuant to this Agreement, the Minerals thereon, all information obtained from Mining Operations and those rights and benefits appurtenant to the Property that are acquired for the purpose of conducting Mining Operations.

“Proportionate Share” means that share which is equal to a Participant’s percentage Interest.

“Simple Majority” means a decision made by the Management Committee by more than 50% of the votes represented and entitled to be cast at a meeting thereof.

“Special Majority” means a decision made by the Management Committee by more than 75% of the votes represented and entitled to be cast at a meeting thereof.

“Underlying Royalties” means the royalties in the amount of 2% of net smelter returns in favour of Anglo Gold Ashanti (U.S.A.) Exploration Inc. and 1.75% of net smelter returns in favour of Western Keltic Mines Alaska Inc., which royalties apply to certain of the mineral claims that comprise the Property as described in Schedule A hereto, having the terms particularly described in Schedule D hereto.

“$” means United States Dollars.

1.2 The words “Section”, “herein” and “hereunder” refer to this Agreement. The words “this Agreement” includes the recitals and every Schedule attached hereto but exclude the Option Agreement.

1.3 The captions and the emphases of the defined terms have been inserted for convenience and do not define the scope of any provision.

2.0 FORMATION OF THE JOINT VENTURE
2.1 The parties hereby agree to associate and participate in a joint operation (herein called the “Joint Operation”) for the purpose of exploring the Property and, if deemed warranted, bringing the Property or a portion thereof into commercial production by establishing and operating a Mine.

2.2 Except as expressly provided in this Agreement, each party shall have the right independently to engage in and receive full benefits from business activities, whether or not competitive with the Joint Operation, without consulting any other party. The doctrines of “corporate opportunity” or “business opportunity” shall not be applied to any other activity, venture or operation of any party and no party shall have any obligation to another party with respect to any opportunity to acquire any assets outside of the Property at any time, or within the Property after the termination of this Agreement. Unless otherwise agreed in writing, no party shall have any obligation to mill, beneficiate or otherwise treat any Minerals or any other party’s share of Minerals in any facility owned or controlled by such party.

3.0 INTERESTS
3.1 Except as otherwise provided herein, the parties shall bear all Costs and all liabilities arising under this Agreement and shall own the Property, the Assets and any Mine all in proportion to their respective Interests.

3.2 On the Operative Date the respective Interests of the parties shall be as follows:

(a)	if Evanachan did not exercise the Second Option (as defined in the Option Agreement):

Rimfire 40%
Evanachan 60%; or

(b)	if Evanachan has exercised the Second Option (as defined in the Option Agreement):

Rimfire 30%
Evanachan 70%; or

(c)	if Evanachan has exercised the Financing Option in accordance with the Option Agreement prior to the Operative Date:

Rimfire 25%
Evanachan 75%.

3.3 The respective Interests of the parties in the Property shall be subject to the Underlying Royalties, as more particularly described in Schedule D to this Agreement.

4.0 MANAGEMENT COMMITTEE
4.1 A Management Committee shall be established on or forthwith after the Operative Date. Except as herein otherwise provided, the Management Committee shall make all decisions in respect of Mining Operations.

4.2 Each Participant owning an Interest shall forthwith appoint two representatives to the Management Committee. An alternate representative may act for a Participant’s representative in his absence.

4.3 The Operator shall call a Management Committee meeting at least once every 12 months, and, in any event within 14 days of being requested to do so by any representative.

4.4 The Operator shall give notice, specifying the time and place of, and the agenda for, the meeting to all representatives at least seven days before the time appointed for the meeting. Unless otherwise agreed to by the Management Committee, all meetings of the Management Committee shall be held in Toronto, Ontario. Each agenda for a meeting shall include the consideration and approval of the minutes of the immediately preceding meeting of the Management Committee.

4.5 Notice of a meeting shall not be required if representatives of all of the Participants are present and unanimously agree upon the agenda.

4.6 A quorum for any Management Committee meeting shall be present if a representative of each of the Participants holding an Interest is present. If a quorum is present at the meeting, the Management Committee shall be competent to exercise all of the authorities, powers and discretions herein bestowed upon it hereunder. The Management Committee shall not transact any business at a meeting unless a quorum is present at the commencement of the meeting. If a quorum is not present within one hour following the time appointed for the commencement of the Management Committee meeting, the meeting shall be automatically re-scheduled for the same time of day and at the same place five business days later (unless otherwise agreed by the parties), and the Operator shall be under no obligation to give any Participant notice thereof. A quorum shall be deemed to be present at such re-scheduled meeting for all purposes under this Agreement if at least one representative is present, and a Participant or Participants holding not less than 25% in Interest is or are represented. A representative may attend and vote at a meeting of the Management Committee by telephone conference call in which each representative may hear, and be heard by, the other representatives.

4.7 The Management Committee shall decide every question submitted to it by a vote with each Participant’s representatives being entitled to cast an aggregate number of votes which is equal to its Interest percentage. Other than as is expressly set out herein to the contrary, the Management Committee shall make decisions by Simple Majority. In the event of a tied vote, the chairman of the Management Committee shall have a casting vote.

4.8 The representatives of the Operator shall be the chairman and secretary of the Management Committee meeting.

4.9 The secretary of the Management Committee meeting shall take minutes of that meeting and circulate copies thereof to each representative within a reasonable time following the termination of the meeting, and in any event no later than the time of delivery of the notice of the next following meeting of the Management Committee.

4.10 The Management Committee may make decisions by obtaining the consent in writing of the representatives of all Participants. Any decision so made shall be as valid as a decision made at a duly called and held meeting of the Management Committee.

4.11 Management Committee decisions made in accordance with this Agreement shall be binding upon all of the Participants.

4.12 Each Participant shall bear the expenses incurred by its representative and alternate representative in attending meetings of the Management Committee.

4.13 The Management Committee may, by agreement of the representatives of all the Participants, establish such other rules of procedure, not inconsistent with this Agreement, as the Management Committee deems fit.

5.0 OPERATOR
5.1 Evanachan shall act as Operator for so long as (i) its Interest is 50% or more, or (ii) it is the Participant holding the largest single Interest. If Evanachan’s Interest is less than 50% and it is not the Participant holding the largest single Interest, the Management Committee shall select a Participant, if it so consents, to be the Operator.

5.2 The Participant acting as Operator may resign as Operator on at least 90 days’ notice to all the Participants.

5.3 The Management Committee may, by Special Majority (with the Operator not being entitled to vote on such resolution), remove the Participant acting as Operator, effective the date designated by the Management Committee if:

(a)
that Participant makes an assignment for the benefit of its creditors, or consents to the appointment of a receiver for all or substantially all of its property, or files a petition in bankruptcy or is adjudicated bankrupt or insolvent; or

(b)	a court order is entered without that Participant’s consent:

(i)	appointing a receiver or trustee for all or substantially all of its property; or

(ii)	approving a petition in bankruptcy or for a reorganization pursuant to the applicable bankruptcy legislation or for any other judicial modification or alteration of the rights of creditors; or

(c)
the Operator is in material default under this Agreement and fails to cure such default, or to commence bona fide curative measures, within 30 days of receiving notice of the default from a non-Operator; or

(d)	the Operator fails to meet any of its obligations pursuant to Section 6.4.

5.4 If a Participant resigns or is removed as Operator, the Management Committee (the representative of the former Operator not being entitled to vote on the resolution) shall thereupon select another Participant to become the Operator effective the date established by the Management Committee.

5.5 The new Operator shall assume all of the rights, duties, liabilities and status of the previous Operator as provided in this Agreement. The new Operator shall have no obligation to hire any employees of the former Operator resulting from this change of Operator.

5.6 Upon ceasing to be Operator, the former Operator shall forthwith deliver to the new Operator custody of all Assets, Property, books, records, and other property both real and personal which it prepared or maintained in its capacity as Operator.

5.7 If the Operator resigns or is removed and no other Participant consents to act as Operator, the Joint Operation shall be terminated and the Participant which was the Operator may, if it consents to act, continue to act as Operator to effect the termination and the other Participants shall be obligated to fund their respective Proportionate Shares of the Costs incurred.

6.0 RIGHTS, DUTIES AND STATUS OF OPERATOR
6.1 The Operator in its operations hereunder shall be deemed to be an independent contractor. The Operator shall not act or hold itself out as agent for any of the parties nor make any commitments on behalf of any of the parties unless specifically permitted by this Agreement or directed in writing by a party.

6.2 Subject to any specific provision of this Agreement and subject to it having the right to reject any direction on reasonable grounds by virtue of its status as an independent contractor, the Operator shall perform its duties hereunder in accordance with the directions of the Management Committee and in accordance with this Agreement.

6.3 The Operator shall manage and carry out Mining Operations substantially in accordance with Programs, Feasibility Reports and Production Notices, Operating Plans, Mine Maintenance Plans and Mine Closure Plans adopted by the Management Committee and in connection therewith shall, in advance if reasonably possible, notify the Management Committee of any change in Mining Operations which the Operator considers material and if it is not reasonably possible, the Operator shall notify the Management Committee so soon thereafter as is reasonably possible.

6.4 The Operator shall have the sole and exclusive right and authority to manage and carry out all Mining Operations in accordance herewith and to incur the Costs required for that purpose, provided adequate funds are contributed by the Participants. In so doing the Operator shall:

(a)	comply with the provisions of all agreements or instruments of title under which the Property or Assets are held;

(b)	pay all Costs properly incurred promptly as and when due with funds contributed by the Participants;

(c)
keep the Property and Assets free of all liens and encumbrances (other than those, if any, in effect on the Operative Date, those the creation of which is permitted pursuant to this Agreement, or builder’s or mechanic’s liens) arising out of the Mining Operations and, in the event of any lien being filed as aforesaid, proceed with diligence to contest or discharge the same;

(d)
with the approval of the Management Committee prosecute claims and, where a defence is available, defend litigation arising out of the Mining Operations, provided that any Participant may join in the prosecution or defence at its own expense;

(e)
subject to Section 21.6, perform such assessment work or make payments in lieu thereof and pay such rentals, taxes or other payments and do all such other things as may be necessary to maintain the Property in good standing, including, without limiting generality, staking and restaking mining claims, and applying for licenses, leases, grants, concessions, permits, patents and other rights to and interests in the Minerals;

(f)
maintain books of account in accordance with the Accounting Procedure, as more particularly described in Schedule B hereto, provided that the judgment of the Operator as to matters related to the accounting, for which provision is not made in the Accounting Procedure, shall govern if the Operator’s accounting practices are in accordance with accounting principles generally accepted in the mining industry in Canada;

(g)
perform its duties and obligations hereunder in a sound and workmanlike manner, in accordance with sound mining and engineering practices and other practices customary in the North American mining industry, and in substantial compliance with all applicable federal, state, Territorial and municipal laws, bylaws, ordinances, rules and regulations and this Agreement;

(h)	prepare and deliver the reports provided for in Section 22.2; and

(i)	have such additional duties and obligations as the Management Committee may from time to time determine.

7.0 EXPLORATION PROGRAMS
7.1 The Operator shall prepare draft Programs for consideration by the Management Committee. Unless otherwise agreed to by a Special Majority, each Program shall cover a calendar year. The draft Program shall contain a statement in reasonable detail of the proposed Mining Operations, estimates of all Exploration Costs to be incurred and an estimate of the time when they will be incurred, and shall be delivered to each Participant by no later than 60 days (unless otherwise agreed by the parties) prior to the date of the meeting of the Management Committee at which the Program is to be approved. Each draft Program shall be accompanied by such reports and data as are reasonably necessary for each Participant to evaluate and assess the results from the Program for the then current year and, to the extent not previously delivered, from earlier Programs.

7.2 The Management Committee shall review the draft Program prepared and, if it deems fit, adopt the Program with such modifications, if any, as the Management Committee deems necessary. The Operator shall be entitled to an allowance for a Cost overrun of 10% in addition to any budgeted Exploration Costs and any Costs so incurred shall be deemed to be included in the Program, as adopted.

7.3 The Operator shall forthwith submit the adopted Program to the Participants. Each Participant may, within 30 days of the date on which the Program is adopted, give notice to the Operator committing to contribute Exploration Costs for that Program in one of the following manners:

(a)	in proportion to its Interest by committing its Proportionate Share;

(b)	in some lesser proportion to its Interest by committing an amount less than its Proportionate Share; or

(c)	not at all, in which case the Participant elects not to contribute to the Program.

A Participant which fails to give that notice within the 30-day period shall be deemed to have elected not to contribute to that Program.

7.4 If any Participant elected to contribute less than its Proportionate Share or elected not to contribute to a Program, the amounts to be contributed by the Participants who elected to contribute their Proportionate Share shall be increased pro rata, subject to the right of any of them to elect, prior to the commencement of the Program, not to contribute more than its Proportionate Share. If one or more Participants so elect to contribute no more than its Proportionate Share and the other Participants do not elect to contribute pro rata to the resulting shortfall, the Operator shall in good faith revise the Program and Budget such that the technical objectives of the original Program are retained to the extent that is reasonably practicable given the reduced contributions to Costs. The Operator shall, within 15 days following the end of the 30-day period set out in Section 7.3, deliver to each Participant a copy of the said revised Program which, if the budget contemplates Costs of at least 80% of those contemplated in the original adopted Program, shall then be deemed for all purposes under this Agreement to be the adopted Program. If the budget for the revised Program contemplates Costs of less than 80% of those contemplated in the original adopted Program, the revised Program shall be re-submitted to the Management Committee as a draft Program pursuant to Section 7.1, and the procedure set out in Sections 7.1 to 7.4 inclusive shall be repeated.

7.5 The Operator shall be entitled to invoice each Participant:

(a)	no more frequently than monthly, for its Elected Participation Share of Exploration Costs incurred and paid by the Operator in carrying out a Program; or

(b)
not more than 60 days in advance of requirements, for an advance of that Participant’s Elected Participation Share of Exploration Costs estimated to be incurred and paid by the Operator in carrying out a Program.

Each invoice shall be signed by an officer of the Operator. Each Participant shall pay to the Operator the amount invoiced within 30 days of receipt of the invoice. If a Participant protests the correctness of an invoice it shall nevertheless be required to make the payment.

7.6 If any Participant, after having committed to contribute pursuant to Section 7.3, fails to pay an invoice within the 30-day period referred to in Section 7.5 the Operator may by notice demand payment. If no payment is made within the period of 30 days next succeeding the receipt of the demand notice, that Participant shall be in default of this Agreement and the other Participant may, but is not obligated to, contribute the Costs that should have been paid by the defaulting Participant, the amount of which Costs shall be treated as a demand loan bearing interest at an annual rate of the Prime Rate plus 5%. If the defaulting Participant fails to repay the aforementioned loan (including all accrued interest thereon) within 10 days of demand, the Participant that is the lender (in this Section, the “Covering Participant”) may, as reasonable liquidated damages, convert any or all of the amount of shall the indebtedness (including interest) as a contribution of Costs by the Covering Participant, in which case the respective Interests of the Participants will be adjusted in accordance with Section 7.9, except that the Covering Participant will be deemed to have expended Costs equal to 200% of the amount of the indebtedness of the defaulting Participant. The Participants further acknowledge that if a Participant defaults under this Section 7.6 three times prior to any Production Notice, it shall be deemed to have forfeited its right to contribute to any further Costs under this Agreement and shall be deemed to have elected not to contribute to each Program subsequently conducted and to any Production Notice.

7.7 The Operator shall expend all monies advanced by a Participant ratably with the advances of the other Participants. If the Operator suspends or prematurely terminates a Program, any funds advanced by a Participant in excess of that Participant’s Elected Participation Share of Exploration Costs incurred prior to the suspension or premature termination shall be refunded within 60 days of the suspension or premature termination. Unless approved unanimously by the Management Committee, the Operator shall curtail the Program if it incurred Costs exceeding 110% of the amount of budgeted Exploration Costs for such Program. If the Operator fails to curtail the Program, it will be exclusively liable for the payment of all Costs incurred in excess of 110% of any budgeted Exploration Costs.

7.8 Unless otherwise directed by the Management Committee, the Operator may suspend or terminate prematurely any Program when the Operator, in good faith, considers that conditions are not suitable for the proper continuation or completion of the Program or the results obtained to that time eliminate or substantially impair the technical rationale on which the Program was based. If any Program is altered, suspended or terminated prematurely so that the Exploration Costs incurred on that Program as altered, suspended or terminated are less than 80% of the Exploration Costs set out in the adopted Program, any Participant which elected to contribute less than its Proportionate Share or elected not to contribute to that Program shall be given notice of the alteration, suspension or termination by the Operator and shall be entitled to contribute up to its Proportionate Share of the Exploration Costs incurred on that Program by payment thereof to the Operator within 30 days after receipt of the notice, but shall not be entitled to review the results of the Program until it has made full payment. If payment is not made by that Participant within the 30 days aforesaid it shall forfeit its right to contribute to that Program without a demand for payment being required to be made thereafter by the Management Committee. If payment is made by that Participant within the 30 days as aforesaid, the Operator shall distribute the payment to the original Participants pro rata according to their respective contributions to the Program, and shall deliver to the new Participant copies of all data previously delivered to the other Participants with respect to that Program.

7.9 If a Participant elected to contribute less than its Proportionate Share or elected not to contribute to the Exploration Costs of any Program, the Interest of that Participant shall be decreased and the Interest of each Participant contributing in excess of its Proportionate Share of the Exploration Costs shall be increased so that, subject to Section 7.10, at all times during the Exploration Period the Interest of each Participant will be that percentage which is equivalent to its Exploration Costs and Prior Exploration Costs expressed as a percentage of the Exploration Costs and Prior Exploration Costs of all Participants. Notwithstanding the foregoing but subject to Section 7.10 hereof, the Participant whose Interest has been reduced (other than a party who has forfeited the right to contribute pursuant to Section 7.6) shall be entitled to receive details of and to contribute to future Programs to the extent of its then Interest. On the Operative Date, the parties’ respective Interests and Prior Exploration Costs shall be deemed to be as follows:

(a)	if Evanachan did not exercise the Second Option (as defined in the Option Agreement):

	Deemed Prior Exploration Costs	Interest
Evanachan	$4,800,000	60%
Rimfire	$3,200,000	40%

(b)	if Evanachan has exercised the Second Option (as defined in the Option Agreement):

	Deemed Prior Exploration Costs	Interest
Evanachan	$4,800,000 plus the costs incurred by Evanachan to complete the Feasibility Report to exercise the Second Option	70%
Rimfire	$2,057,143 plus 3/7 of the Costs incurred by Evanachan to complete the Feasibility Report to exercise the Second Option	30%

(c)	if Evanachan has exercised the Financing Option in accordance with the Option Agreement prior to the Operative Date:

	Deemed Prior Exploration Costs	Interest
Evanachan	$4,800,000 plus the costs incurred by Evanachan to complete the Feasibility Report to exercise the Second Option and any Maintenance Costs incurred following completion of the Feasibility Report	75%
Rimfire	$2,057,143 plus 1/3 of the Costs incurred by Evanachan to complete the Feasibility Report to exercise the Second Option and any Maintenance Costs incurred following completion of the Feasibility Report	25%

7.10 If the effect of the application of Section 7.9 is to reduce the Interest of any Participant to less than 10%, such Participant shall then be deemed to have assigned and conveyed its Interest to the Participants, if more than one then in proportion to their respective Interests, and shall be entitled to receive as its sole remuneration and benefit in consideration of that assignment and conveyance, by way of royalty, 1% of Net Smelter Returns, subject to adjustment as provided in Section 7.12, in accordance with the terms set out in Schedule C.

7.11 If the Operator fails to submit a draft Program or a revised Program by the relevant dates set out in Section 7.1 and 7.4 of this Agreement and fails to cure such default within 30 days of receiving notice of the default from a Participant, the following shall apply:

(a)	the Operator shall not be entitled to submit a draft Program or revised Program for the subject period;

(b)
any Participant other than the Operator whose Interest is more than 10% may, within 15 days following the date by which the Operator’s draft Program or revised Program was due, submit a draft Program (the “Non-Operator’s Program”) for the subject period for consideration by the Management Committee;

(c)
the Management Committee shall review the Non-Operator’s Program and, if it deems fit (the Operator not being entitled to vote with respect thereto), adopt the Non-Operator’s Program with such modifications, if any, as the Management Committee deems necessary; the adopted Program shall then be submitted to the Participants pursuant to Section 7.3;

(d)	if the Operator is a Participant and elects to contribute to the Non-Operator’s Program, it shall remain as the Operator for the duration of the Non-Operator’s Program;

(e)
if the Operator is a Participant and elects not to contribute to the Non-Operator’s Program, it shall cease to be the Operator for the duration of the Non-Operator’s Program, and the Management Committee shall appoint another Participant as Operator (the former Operator not being entitled to vote with respect thereto);

(f)	following the completion of the Non-Operator’s Program the former Operator shall, subject to the provisions of Section 5.1, automatically become the Operator.

7.12 Each of Rimfire and Evanachan hereby agrees that the maximum royalty to which it and its assigns may be collectively entitled pursuant to this Agreement is 1% of Net Smelter Returns. For example, if:

(a)	Rimfire assigns a part of its Interest to a third party pursuant to this Agreement, and

(b)	Rimfire then becomes entitled to receive 1% of Net Smelter Returns pursuant to Section 7.10 or Section 11.2(b); and

(c)	the said third party then also becomes entitled to receive a royalty of 1% of Net Smelter Returns pursuant to Section 7.10 or Section 11.2(b),

then Rimfire and such third party shall collectively be entitled to receive 1% of Net Smelter Returns, allocated between them on a proportionate basis based upon the respective Prior Exploration Costs and Exploration Costs of each of Rimfire and such third party at the time that the assignment and conveyance of its Interest took place.

8.0 FEASIBILITY REPORT
8.1 Except as provided in Section 8.2, a Feasibility Report shall only be prepared with the approval of the Management Committee. The Operator shall provide copies of the completed Feasibility Report to each of the Participants forthwith upon receipt, together with copies of all of the latest technical data and information generated or received by the Operator from the immediately preceding Program and not contained in the Feasibility Report.

8.2 Notwithstanding the provisions of Section 8.1, if a Participant (the “Proponent”) is of the view that a Feasibility Report should be prepared, such Participant shall give notice thereof to the Operator and the Operator shall call a Management Committee meeting to consider the matter. If the Management Committee fails to approve the preparation of the Feasibility Report supported by the Proponent, the Proponent may, either alone or with other Participants, at its or their sole cost, prepare a Feasibility Report. If such Feasibility Report indicates that production from the Property would be profitable to the Proponent, the Proponent shall deliver the Feasibility Report to the Operator who shall then call a Management Committee meeting to consider the Proponent’s Feasibility Report. If the Management Committee adopts the Feasibility Report, the non-contributing Participants may either pay the Proponent an amount equal to 150% of their respective proportionate costs of the preparation of the Feasibility Report, or shall suffer reduction of their respective Interests pursuant to Section 7.9. Upon the adoption by the Management Committee of the Proponent’s Feasibility Report, it shall become a Feasibility Report for all purposes hereunder.

8.3 The Participants shall meet at reasonable intervals and times to review the Feasibility Report and discuss whether the establishing and bringing of a Mine into commercial production in conformity with the Feasibility Report is feasible or desirable.

9.0 PRODUCTION NOTICE
9.1 The Operator shall call a Management Committee meeting to consider the Feasibility Report for a date no sooner than three months and no later than six months (unless otherwise agreed by the parties) after the Feasibility Report was provided to each of the Participants.

9.2 The Management Committee shall consider the Feasibility Report prepared and may by Special Majority, approve the Feasibility Report, with such modifications, if any, as it considers necessary or desirable, together with an estimate of Construction Costs. If a Feasibility Report is approved as aforesaid the Management Committee shall forthwith cause a Production

Notice to be given to each of the Participants by the Operator stating that the Management Committee has approved that a Mine be established and brought into production in conformity with the Feasibility Report and estimated Construction Costs as so approved.

10.0 FINANCING OPTION
10.1 Within 75 days of receiving a Production Notice, Rimfire may request that Evanachan arrange project financing required for Mine Costs (the “Financing Option”), in return for an additional undivided 5% legal and beneficial Interest in the Property on the terms and conditions described in this Section 10.0.

10.2 In order to exercise the Financing Option, Evanachan shall:

(a)	have delivered the Production Notice to Rimfire; and

(b)
arrange project financing for the Mine Costs as set out in the Feasibility Report, with Rimfire’s portion of the project financing to be recovered solely from 80% of Rimfire’s share of free cash flow from the Mining Operations and which Evanachan will use best efforts to arrange (for both Participants based on prevailing market conditions).

10.3 Upon Evanachan having arranged project financing, Evanachan shall have exercised the Financing Option and Rimfire shall transfer to Evanachan an additional undivided 5% legal and beneficial Interest in the Property, free and clear of any liens, charge, encumbrances or underlying agreements or interests, subject only to the applicable terms of the Underlying Royalties. In addition, the respective Costs attributed to each Participant shall be adjusted so that, subject to Section 7.10, the Interest of each Participant will be that percentage which is equivalent to its Costs expressed as a percentage of the Costs of all Participants.

10.4 If Evanachan fails to arrange project financing and does not exercise the Financing Option, Evanachan will retain its then current Interest.

11.0 ELECTION TO CONTRIBUTE
11.1 Unless Evanachan has exercised the Financing Option contemplated in Section 10.0, each Participant with an Interest may, within 120 days of the receipt of the Production Notice, give the Operator notice committing to contribute its Proportionate Share of Construction Costs. A Participant which fails to give that notice within the 120-day period shall be deemed to have elected not to contribute to Construction Costs.

11.2 If any Participant elects not to contribute to Construction Costs that Participant, subject to its rights under Section 11.4, shall forfeit the right to contribute to any further Costs under this Agreement, and those Participants which elected to contribute as aforesaid may thereupon elect to increase their contribution to Construction Costs, if more than one Participant then in proportion to their respective Interests, by the amount which any Participant has declined to contribute. If elections are made so that Construction Costs are fully committed:

(a)
the Interest of each Participant shall be increased and that of each non-Participant shall be decreased as Costs are incurred so that the Interest of each Participant at all times is that percentage which is equivalent to:

(i)	the sum of its Exploration Costs, its Prior Exploration Costs and its contribution to Construction Costs;

divided by:

(ii)	the sum of the total Exploration Costs, total Prior Exploration Costs and the total Construction Costs of all the Participants;

multiplied by:

(iii)	100;

(b)
then, at the Completion Date, each non-Participant shall be deemed to have assigned and conveyed its Interest to the Participants, if more than one then in proportion to their respective Interests, and shall be entitled to receive as its sole remuneration and benefit in consideration of that assignment and conveyance, by way of royalty, subject to adjustment as provided in Section 7.12, 1% of Net Smelter Returns, as and when available, which is equivalent to the Interest, calculated at the Completion Date;

(c)	each Participant shall severally calculate and cause to be paid to each non-Participant any Net Smelter Returns derived from the Property in the manner provided in Schedule C; and

(d)
notwithstanding the provisions of Sections 11.2(b) and (c), if the effect of the application of Section 11.2(a) reduces any party’s Interest to less than 1% it shall forfeit its Interest to the Participants, if more than one then in proportion to their respective Interests, and that party shall have no further right or interest under this Agreement.

11.3 If, after the operation of Section 11.2, Construction Costs are not fully committed the Production Notice shall be deemed to be withdrawn, and shall not be resubmitted, either in the same or a revised form, for a period of at least six months following such withdrawal.

11.4 If, after the operation of Section 11.2, Construction Costs are fully committed, the Participants shall diligently proceed with bringing a Mine into production in substantial conformity with the Feasibility Report. If the Participants fail to commence the implementation of the Feasibility Report within 12 months of Construction Costs being fully committed, for reasons other than general economic conditions in the mining industry, any party which forfeited the right to contribute to Construction Costs pursuant to Section 11.2 shall have the right, exercisable in the 30 days following the expiration of such 12-month period, to reacquire from the Participants not less than all of its Interest as last held, by paying its Proportionate Share of Construction Costs incurred to the end of such 12-month period (together with interest at the Prime Rate plus 3%) to the Participants in proportion to their respective Interests.

11.5 During the 12-month period referred to in Section 11.4, neither the Operator nor any Participant shall be obliged to provide any non-Participant with the results of any work carried out on the Property, the Participants’ sole obligation during such period being to provide any non-Participant, on the written request of such non-Participant made only once during the said 12 months, with a summary of the nature of the work carried out and the total Costs thereof.

12.0 OPERATOR’S FEE
12.1 The Operator may charge the following sums in return for its head office overhead functions which are not charged directly:

(a)	with respect to Programs 10% of all Costs (excluding Maintenance Costs);

(b)	with respect to Construction: 4% of all other such Costs (excluding Maintenance Costs); and

(c)	subsequent to the Completion Date: 2.5% of all Operating Costs(excluding Maintenance Costs).

13.0 MINE FINANCING
13.1 Subject to Section 10.0, the contributions of the Participants toward the Mine Costs shall be individually and separately provided by them.

13.2 Subject to the Financing Option not being exercised or fulfilled pursuant to Section 10.0, each Participant hereby covenants and agrees with the other to cooperate fully in connection with any project financing for the Mine Costs which is presented on reasonable commercial terms for projects of a similar nature, size and financial risk and to hold its Interest in the Property free and clear of all liens, charges and encumbrances including any floating charge (except liens for taxes not yet due and other inchoate liens arising from operations on the Property being contested in good faith) and each Participant shall, if so required by the terms of such project financing, issue to any lender providing such financing, bonds, debentures or other security instruments charging its Interest in the Property, inter alia, by way of a specific first mortgage and charge limited to its Interest in the Property. No such project financing shall require either Participant to give any guarantee to any third Participant on behalf of the other Participant, to be jointly and severally liable for the repayment of such financing or to give security to any lenders in respect of such financing in an amount greater than its Interest in the Property.

13.3 If Evanachan exercises the Financing Option or if the Participants jointly arrange for financing of Mine Costs as contemplated by Section 13.2, the Operator shall have the sole right, on behalf of all Participants having an Interest in the Property, the Assets and any Mine, to pledge, mortgage, charge or otherwise encumber all or a portion of the Property, the Assets or any Mine in order to secure moneys borrowed and used to finance the exploration, development and the placing of the Property into commercial production, provided that the agreement provides that the pledgee, mortgagee, holder of the charge or encumbrance (in this Section 13.0 called the “Chargee”) shall hold the same subject to the provisions of this Agreement and that if the Chargee realizes upon any of its security it will comply with this Agreement. If requested by the Operator, any party hereto, shall pledge, mortgage or charge or otherwise encumber all or a portion of its Interest to facilitate the financing of exploration, development or the placing of the Property into commercial production. The Agreement between the party hereto, as borrower, and the Chargee shall contain specific provisions to the same effect as the provisions of this Section. Subject to the forgoing, a party hereto does not have the right to pledge, mortgage, charge or otherwise encumber all or a portion of its Interest.

13.4 If a joint financing for the Mine Costs is not arranged as contemplated in Section 13.3, then for the purpose of financing its share of Mine Costs a Participant may, at any time, mortgage, charge or otherwise encumber the whole or any part of its interest in the Property but only upon the condition that the Chargee first enters into a written agreement with the other Participant in form satisfactory to counsel for such other Participant, binding upon the Chargee, to the effect that:

(a)
the Chargee will not enter into possession or institute any proceedings for foreclosure or partition of the encumbering Participant’s interest in the Property and that such encumbrance shall be subject to the provisions of this Agreement;

(b)
the Chargee’s remedies under the encumbrance shall be limited to the sale of the whole (but only of the whole), of the encumbering Participant’s interest in the Property to the other Participant in accordance with Section 34.0, or failing such disposition, at a public auction to be held after 90 days’ prior notice to the other Participant, such sale to be subject to the purchaser entering into a written agreement with the other Participant whereby such purchaser assumes all obligations of the encumbering Participant under the terms of this Agreement; and

(c)	if the interest of a Participant in the Property is forfeited, the right of such Participant to act as Operator for the Property will cease.

14.0 CONSTRUCTION
14.1 Subject to Sections 11.2 and 11.3, the Management Committee shall cause the Operator to, and the Operator shall, proceed with Construction with all reasonable dispatch after a Production Notice has been given. Construction shall be substantially in accordance with the Feasibility Report subject to any variations proposed in the Production Notice, and subject also to the right of the Management Committee to cause such other reasonable variations in Construction to be made as the Management Committee, by Special Majority, deems necessary and advisable.

15.0 OPERATION OF THE MINE
15.1 Commencing on the Completion Date, all Mining Operations shall be planned and conducted and all estimates, reports and statements shall be prepared and made on the basis of a calendar year.

15.2 With the exception of the year in which the Completion Date occurs, an Operating Plan for each calendar year shall be submitted by the Operator to the Participants not later than November 1 in the year immediately preceding the calendar year to which the Operating Plan relates. Each Operating Plan shall contain the following:

(a)	a description of the proposed Mining Operations;

(b)	a detailed estimate of all Mine Costs plus a reasonable allowance for contingencies;

(c)	an estimate of the quantity and quality of the ore to be mined and the concentrates or metals or other products and by-products to be produced; and

(d)	such other facts as may be necessary to reasonably illustrate the results intended to be achieved by the Operating Plan.

Upon request of any Participant the Operator shall meet with that Participant to discuss the Operating Plan and shall provide such additional or supplemental information as that Participant may reasonably require with respect thereto.

15.3 The Management Committee shall make a decision regarding each Operating Plan, with such changes as it deems necessary, by November 30 in the year immediately preceding the calendar year to which the Operating Plan relates; provided, however, that the Management Committee, by Special Majority, may from time to time and any time amend any Operating Plan.

15.4 The Operator shall include in the estimate of Mine Costs referred to in Section 15.2(b) hereof the establishment of a trust or escrow fund providing for the reasonably estimated costs of satisfying continuing obligations that may remain after the permanent termination of Mining Operations, in excess of amounts actually expended. Such continuing obligations are or will be incurred as a result of the Joint Operation and shall include such things as monitoring, stabilization, reclamation or restoration obligations, severance and other employee benefit costs and all other obligations incurred or imposed as a result of the Joint Operation which continue or arise after the permanent termination of Mining Operations and the termination of this Agreement and settlement of all accounts. The payment of such continuing obligations shall be made on the basis of units of production, and shall be in amounts reasonably estimated to provide over the lifetime of proven and probable reserves funds adequate to pay for such reclamation and long term care and monitoring. The Participants shall contribute to the trust or escrow fund cash (or provide letters of credit or other forms of security readily convertible to cash in form approved by the Management Committee). The amount contributed from time to time for the satisfaction of such continuing obligations shall be classified as Costs hereunder but shall be segregated into a separate account.

15.5 If the Interest of a Participant is converted to a Net Smelter Returns royalty interest pursuant to Section 7.10 or 11.2(b), the Participant whose Interest was converted shall remain liable for its share of all amounts chargeable to it in respect of the Property as of the date of such conversion as well as all liabilities and obligations relating to the Property in an amount equal to its Interest at the time such liabilities and obligations arose. If the remaining Participants require it to do so, the party whose Interest was so converted shall secure to the satisfaction of the remaining Participants its share of the Costs of reclamation of the surface lands to the Property and other environmental rehabilitation as may be required, such share to be determined on the basis of the Interest of the party whose Interest was converted to a Net Smelter Returns royalty interest at the time the events giving rise to such liabilities occurred.

16.0 PAYMENT OF MINE COSTS
16.1 The Operator may invoice each Participant, from time to time, for that Participant’s Proportionate Share of Construction Costs or Operating Costs incurred to the date of the invoice, or at the beginning of each month for an advance equal to that Participant’s Proportionate Share of the estimated cash disbursements to be made during the month. Each Participant shall pay its Proportionate Share of the Construction Costs or Operating Costs or the estimated cash disbursements aforesaid to the Operator within 30 days after receipt of the invoice. If the payment or advance requested is not so made, the amount of the payment or advance shall bear interest calculated monthly not in advance from the 30th day after the date of receipt of the invoice thereof by that Participant at a rate equivalent to the weighted average Prime Rate for the month plus 3% until paid. The Operator shall have a lien on each Participant’s Interest in order to secure that payment or advance together with interest which has accrued thereon.

16.2 If any Participant fails to pay an invoice contemplated in Section 16.1 within the 30-day period aforesaid, the Operator may, by notice, demand payment. If no payment is made within 30 days of the Operator’s demand notice, the Operator may, without limiting its other rights at law, enforce the lien created by Section 16.1 by taking possession of all or any part of that Participant’s Interest. The Operator may sell and dispose of the Interest which it has so taken into its possession by:

(a)
first offering that Interest to the other Participants, if more than one then in proportion to the respective Interests of the Participants who wish to accept that offer, for that price which is the fair market value stated in the average of two appraisals obtained by the Operator from independent, well recognized appraisers competent in the appraisal of mining properties; and

(b)
if the Participants have not purchased all or part of that Interest as aforesaid, then by selling the balance, if any, either in whole or in part or in separate parcels at public auction or by private tender (the Participants being entitled to bid) at a time and on whatever terms the Operator shall arrange, having first given notice to the defaulting Participant of the time and place of the sale.

As a condition of the sale as contemplated in Section 16.2(b), the purchaser shall agree to be bound by this Agreement and, prior to acquiring the Interest, shall deliver notice to that effect to the parties, in form acceptable to the Operator. The proceeds of the sale shall be applied by the Operator in payment of the amount due from the defaulting Participant and interest as aforesaid, and the balance remaining, if any, shall be paid to the defaulting Participant after deducting reasonable costs of the sale. Any sale or disposal made as aforesaid shall be a perpetual bar both at law and in equity by the defaulting Participant and its successors and assigns against all other Participants.

17.0 DISTRIBUTION IN KIND
17.1 It is expressly intended that, upon implementation of any Production Notice hereunder, the association of the Participants hereto shall be limited to the efficient production of Minerals from the Property and related activities, and that each of the Participants shall be entitled to use, dispose of or otherwise deal with its Proportionate Share of Minerals as it sees fit. Each Participant shall take in kind, f.o.b. truck or railcar on the Property, and separately dispose of its Proportionate Share of the Minerals produced from the Mine. From the time of delivery, each Participant shall have ownership of and title to its Proportionate Share of Minerals separate from, and not as tenant in common with, the other Participants, and shall bear all risk of loss of Minerals. Extra costs and expenses incurred by reason of the Participants taking in kind and making separate dispositions shall be paid by each Participant directly and not through the Operator or Management Committee.

17.2 Each Participant shall construct, operate and maintain, all at its own cost and expense, any and all facilities which may be necessary to receive and store and dispose of its Proportionate Share of the Minerals at the rate the same are produced.

17.3 If a Participant has not made the necessary arrangements to take in kind and store its share of production as aforesaid the Operator shall, at the sole cost and risk of that Participant store, in any location where it will not interfere with Mining Operations, the production owned by that Participant. The Operator and the other Participants shall be under no responsibility with respect thereto. All of the Costs involved in arranging and providing storage shall be billed directly to, and be the sole responsibility of the Participant whose share of production is so stored. The Operator’s charges for such assistance and any other related matters shall be billed directly to and be the sole responsibility of the Participant. All such billings shall be subject to the provisions of Sections 16.1 and 16.2 hereof.

18.0 SURRENDER OF INTEREST
18.1 Any party not in default hereunder may, at any time upon notice, surrender its entire Interest to the other parties by giving those parties notice of surrender. The notice of surrender shall:

(a)	indicate a date for surrender not less than three months after the date on which the notice is given; and

(b)	contain an undertaking that the surrendering party will:

(i)	satisfy its Proportionate Share, based on its then Interest, of all obligations and liabilities which arose at any time prior to the date of surrender;

(ii)
if the Operator has not included in Mine Costs the costs of continuing obligations as set out in Section 15.4 hereof, pay on the date of surrender its reasonably estimated Proportionate Share, based on the surrendering party’s then Interest, of the Costs of rehabilitating the Mine site and of reclamation based on the Mining Operations completed as at the date of surrender; and

(iii)	will hold in confidence, for a period of two years from the date of surrender, all information and data which it acquired pursuant to this Agreement.

18.2 Upon the surrender of its entire Interest as contemplated in Section 18.1 and upon delivery of a release in writing, in form acceptable to counsel for the Operator, releasing the other parties from all claims and demands hereunder, the surrendering party shall be relieved of all obligations or liabilities hereunder except for those which arose or accrued or were accruing due on or before the date of the surrender.

18.3 A party to whom a notice of surrender has been given as contemplated in Section 18.1 may elect, by notice within 90 days to the party which first gave the notice to accept the surrender, in which case Sections 18.1 and 18.2 shall apply, or to join in the surrender. If all of the parties join in the surrender the Joint Operation shall be terminated in accordance with Section 19.0

19.0 TERMINATION OF MINING OPERATIONS
19.1 The Operator may, at any time subsequent to the Completion Date, on at least 30 days’ notice to all Participants, recommend that the Management Committee approve that the Mining Operations be suspended. The Operator’s recommendation shall include a plan and budget (in this Section 19.0 called the “Mine Maintenance Plan”), in reasonable detail, of the activities to be performed to maintain the Assets and Property during the period of suspension and the Costs to be incurred. The Management Committee may, by Special Majority, at any time subsequent to the Completion Date, cause the Operator to suspend Mining Operations in accordance with the Operator’s recommendation with such changes to the Mine Maintenance Plan as the Management Committee deems necessary. The Participants shall be committed to contribute their Proportionate Share of the Costs incurred in connection with the Mine Maintenance Plan. The Management Committee, by Special Majority, may cause Mining Operations to be resumed at any time.

19.2 The Operator may, at any time following a period of at least 90 days during which Mining Operations have been suspended, upon at least 30 days’ notice to all Participants, or in the events described in Section 19.1, recommend that the Management Committee approve the permanent termination of Mining Operations. The Operator’s recommendation shall include a plan and budget (in this Section 19.0 called the “Mine Closure Plan”), in reasonable detail, of the activities to be performed to close the Mine and reclaim and rehabilitate the Property, as required by applicable law, regulation or contract by reason of this Agreement. The Management Committee may, by unanimous approval of the representatives of all Participants, approve the Operator’s recommendation with such changes to the Mine Closure Plan as the Management Committee deems necessary.

19.3 If the Management Committee approves the Operator’s recommendation as aforesaid, it shall cause the Operator to:

(a)	implement the Mine Closure Plan, whereupon the Participants shall be committed to pay, in proportion to their respective Interests, such Costs as may be required to implement that Mine Closure Plan;

(b)
remove, sell and dispose of such Assets as may reasonably be removed and disposed of profitably and such other Assets as the Operator may be required to remove pursuant to applicable environmental and mining laws; and

(c)	sell, abandon or otherwise dispose of the Assets and the Property.

The disposal price for the Assets and the Property shall be the best price reasonably obtainable and the net revenues, if any, from the removal and sale shall be credited to the Participants in proportion to their respective Interests.

19.4 If the Management Committee does not approve the Operator’s recommendation contemplated in Section 19.2, the Operator shall maintain Mining Operations in accordance with the Mine Maintenance Plan as pursuant to Section 19.1.

20.0 THE PROPERTY
20.1 Title to the Property shall be held in the name of the Operator in trust for the parties in proportion to their respective Interests as adjusted from time to time. Each of the parties shall have the right to receive, forthwith upon making demand therefor from the Operator, such documents as it may reasonably require to confirm its Interest.

20.2 This Agreement, or a memorandum of this Agreement, shall, upon the written request of any party, be recorded in the office of any governmental agency so requested, in order to give notice to third parties of the respective interests of the parties in the Property and this Agreement. Each party hereby covenants and agrees with the requesting party to execute such documents as may be necessary to perfect such recording.

21.0 AREA OF COMMON INTEREST
21.1 The area of common interest shall be deemed to comprise any mineral interest staked after the date of the Option Agreement and located wholly or partly within one mile of the boundaries of the Property as they existed on the date of the Option Agreement and as shown on the map attached in Schedule A to this Agreement (the “Area of Interest”).

21.2 If at any time during the subsistence of this Agreement any party or the Affiliate of any party (in this Section only called in each case the “Acquiring Party”) stakes any mining claim, licence, lease, grant, concession, permit, patent, or other mineral property located wholly or partly within the Area of Interest referred to in Section 21.1, the Acquiring Party shall forthwith give notice to the other parties of that staking, the total cost thereof and all details in the possession of that party with respect to the details of the staking, the nature of the property and the known mineralization.

21.3 The Management Committee (the representative of the Acquiring Party not being entitled to vote with respect thereto) may, within 30 days of receipt of the Acquiring Party’s notice, elect, by notice to the Acquiring Party, to require that the mineral properties and the right or interest acquired be included in and thereafter form part of the Property for all purposes of this Agreement.

21.4 If the election aforesaid is made, all the other parties shall reimburse the Acquiring Party for that portion of the cost of staking which is equivalent to their respective Interests.

21.5 If the Management Committee does not make the election aforesaid within that period of 30 days, the right or interest acquired shall not form part of the Property and the Acquiring Party shall be solely entitled thereto.

21.6 Notwithstanding Section 6.4(e), the Operator shall be entitled, at any time and from time to time to surrender all or any part of the Property or to permit the same to lapse, but only upon first either obtaining the unanimous consent of the Management Committee, or giving 60 days’ notice of its intention to do so to the other parties. In this latter event, the parties, other than the Operator, shall be entitled to receive from the Operator, on request prior to the date of the surrender or lapse, pro rata in accordance with their respective Interests, a conveyance of that portion of the Property intended for surrender or lapse, together with copies of any plans, assay maps, diamond drill records and factual engineering data in the Operator’s possession and relevant thereto. Any part of the Property so acquired shall cease to be subject to this Agreement and shall not be subject to Section 21.2. Any part of the Property which has not been so acquired by any of the parties shall remain subject to Section 21.2.

22.0 INFORMATION AND DATA
22.1 At all times during the subsistence of this Agreement the duly authorized representatives of each Participant shall, at its and their sole risk and expense and at reasonable intervals and times as the Operator in its sole discretion determines, have access to the Property and to all technical records and other factual engineering data and information relating to the Property which is in the possession of the Operator.

22.2 During the Exploration Period while Programs are being carried out, the Operator shall furnish the Participants with quarterly progress reports and with a final report within 60 days following the conclusion of each Program. The final report shall show the Mining Operations performed, the results obtained and the interpretations and conclusions of the Operator, and shall be accompanied by a statement of Costs and copies of pertinent plans, assay maps, diamond drill records and other factual engineering data. During the Construction Period and during the implementation of an Operating Plan the Operator shall provide monthly progress reports to the Participants, which report shall include information on any changes or developments affecting the Mine that the Operator considers are material.

22.3 All information and data concerning or derived from the Mining Operations shall be kept confidential and, except to the extent required by law or by regulation of any Securities Commission or Stock Exchange, shall not be disclosed to any person other than an Affiliate without the prior consent of all the Participants, which consent shall not unreasonably be withheld.

22.4 The text of any news releases or other public statements which a party intends to make with respect to the Property or this Agreement shall, to the extent practicable, be made available to the other parties prior to publication at least three business days prior to the intended date of dissemination, and the other parties shall have the right to make suggestions for changes therein.

22.5 Notwithstanding anything contained herein, no party shall have access to any interpretative data, reports or results generated in respect of the Property for the internal use of the other party or its affiliates. Information received by each party hereunder shall be treated as confidential in accordance with the provisions hereunder. Each party acknowledges that nothing in this Agreement obligates either party:

(a)
to prepare, or to assist the other party in the preparation of, any technical report or reports relating to the Property which the other party may be required to prepare and file with any Canadian regulatory authority at any time pursuant to National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“National Instrument 43-101”), or any similar regulatory policy; or

(b)
to provide the services of, or to assist the other party in procuring the services of, a “qualified person” (as that term is defined in National Instrument 43-101) to produce, or to oversee the production of, any such technical report or reports.

23.0 LIABILITY OF THE OPERATOR
23.1 Subject to Section 23.2, each party shall indemnify and save the Operator harmless from and against any loss, liability, claim, demand, damage, expense, injury or death (including, without limiting the generality of the foregoing, legal fees) resulting from any acts or omissions of the Operator or its officers, employees or agents.

23.2 Notwithstanding Section 23.1, the Operator shall not be indemnified nor held harmless by any of the parties for any loss, liability, claim, damage, expense, injury or death, (including, without limiting the generality of the foregoing, legal fees) resulting from the negligence or willful misconduct of the Operator or its officers, employees or agents.

23.3 An act or omission of the Operator or its officers, employees or agents done or omitted to be done:

(a)	at the direction of, or with the concurrence of, the Management Committee; or

(b)	unilaterally and in good faith by the Operator to protect life or property,

shall be deemed not to be negligence or willful misconduct.

23.4 The obligation of each party to indemnify and save the Operator harmless pursuant to Section 22.1 shall be in proportion to its Interest as at the date that the loss, liability, claim, demand, damage, expense, injury or death occurred or arose.

23.5 The Operator shall not be liable to any other party nor shall any party be liable to the Operator in contract, tort or otherwise for special or consequential damages, including, without limiting the generality of the foregoing, loss of profits or revenues.

24.0 INSURANCE
24.1 Commencing on the Operative Date, the Management Committee shall cause the Operator to place and maintain with a reputable insurer or insurers such insurance, if any, as the Management Committee in its discretion deems advisable in order to protect the parties together with such other insurance as any Participant may by notice reasonably request. The Operator shall, upon the written request of any Participant, provide it with evidence of that insurance.

24.2 Section 24.1 shall not preclude any party from placing, for its own account insurance for greater or other coverage than that placed by the Operator.

25.0 RELATIONSHIP OF PARTIES
25.1 The rights, duties, obligations and liabilities of the parties shall be several and not joint nor joint and several, it being the express purpose and intention of the parties that their respective Interests shall be held as tenants in common.

25.2 Nothing herein contained shall be construed as creating a partnership of any kind or as imposing upon any party any partnership duty, obligation or liability to any other party hereto.

25.3 No party shall, except when required by this Agreement or by any law, bylaw, ordinance, rule, order or regulation, use, suffer or permit to be used, directly or indirectly, the name of any other party for any purpose related to the Property or this Agreement.

26.0 PARTITION
26.1 Each of the parties hereto waives, during the term of this Agreement, any right to partition of the Property or the Assets or any part thereof and no party shall seek to be entitled to partition of the Property or the Assets whether by way of physical partition, judicial sale or otherwise during the term of this Agreement.

27.0 TAXATION
27.1 All Costs incurred hereunder shall be for the account of the party or parties making or incurring the same, if more than one then in proportion to their respective Interests, and each party on whose behalf any Costs have been incurred shall be entitled to claim all tax benefits, write-offs, and deductions with respect thereto.

28.0 FORCE MAJEURE
28.1 Notwithstanding anything herein contained to the contrary, if any Participant is prevented from or delayed in performing any obligation under this Agreement, and such failure is occasioned by any cause beyond its reasonable control, excluding only lack of finances, then, subject to Section 28.2, the time for the observance of the condition or performance of the obligation in question shall be extended for a period equivalent to the total period the cause of the prevention or delay persists or remains in effect regardless of the length of such total period.

28.2 Any party hereto claiming suspension of its obligations as aforesaid shall promptly notify the other parties to that effect and shall take all reasonable steps to remove or remedy the cause and effect of the force majeure described in the said notice insofar as it is reasonably able so to do and as soon as possible; provided that the terms of settlement of any labour disturbance or dispute, strike or lockout shall be wholly in the discretion of the party claiming suspension of its obligations by reason thereof, and that party shall not be required to accede to the demands of its opponents in any such labour disturbance or dispute, strike, or lockout solely to remedy or remove the force majeure thereby constituted. The party claiming suspension of its obligations shall promptly notify the other parties when the cause of the Force Majeure has been removed.

28.3 The extension of time for the observance of conditions or performance of obligations as a result of force majeure shall not relieve the Operator from its obligations to keep the Property in good standing pursuant to Sections 6.4(a) and 6.4(e).

29.0 NOTICE
29.1 All invoices, notices, consents and demands under this Agreement shall be in writing and may be delivered personally, transmitted by fax (with transmission confirmed in writing), or may be forwarded by first class prepaid registered mail to the address for each party specified in this Agreement or to such addresses as each party may from time to time specify by notice. Any notice delivered or sent by fax shall be deemed to have been given and received on the business day next following the date of delivery or transmission. Any notice mailed as aforesaid shall be deemed to have been given and received on the fifth business day following the date it is posted, provided that if between the time of mailing and the actual receipt of the notice there shall be a mail strike, slowdown or other labour dispute which affects delivery of the notice by mails, then the notice shall be effective only if actually delivered.

30.0 WAIVER
30.1 No waiver of any breach of this Agreement shall be binding unless evidenced in writing executed by the party against whom charged. Any waiver shall extend only to the particular breach so waived and shall not limit any rights with respect to any future breach.

31.0 AMENDMENTS
31.1 Except for those provisions, if any, of the Option Agreement specifically incorporated herein by reference, this Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof. An amendment or variation of this Agreement shall only be binding upon a party if evidenced in writing executed by that party.

32.0 TERM
32.1 Unless earlier terminated by agreement of all parties having an Interest or as a result of one party acquiring both a 100% Interest and a 100% interest in the Net Smelter Returns (other than the Underlying Royalties), the Joint Operation and this Agreement shall remain in full force and effect for so long as any party has any right, title or interest in the Property. Termination of this Agreement shall not, however, relieve any party from any obligations theretofore accrued but unsatisfied, nor from its obligations with respect to rehabilitation of the Mine site and reclamation.

33.0 TIME OF ESSENCE
33.1 Time is of the essence of this Agreement.

34.0 ASSIGNMENT — RIGHT OF FIRST REFUSAL
34.1 If a party (hereinafter in this Section referred to as the “Owner”):

(a)
receives a bona fide offer from an independent third party (the “Proposed Purchaser”) dealing at arm’s length with the Owner to purchase all or any part all of the Owner’s Interest or its interest in this Agreement (which for certainty shall include the Owner’s right to receive Net Smelter Returns), which offer the Owner desires to accept; or

(b)	if the Owner intends to sell all or any part of its Interest or its interest in this Agreement,

the provisions of Section 34.2 shall apply.

34.2 The Owner shall first offer (the “Offer”) such interest in writing to the other party upon terms no less favourable than those offered by the Proposed Purchaser or intended to be offered by the Owner, as the case may be. The Offer shall specify the price and terms and conditions of such sale, the name of the Proposed Purchaser (which term shall, in the case of an intended offer by the Owner, mean the person or persons to whom the Owner intends to offer its interest) and, if the offer received by the Owner from the Proposed Purchaser provides for any consideration payable to the Owner otherwise than in cash, the Offer shall include the Owner’s good faith estimate of the cash equivalent of the non-cash consideration. If within a period of 60 days of the receipt of the Offer, the other party notifies the Owner in writing that it will accept the same, the Owner shall be bound to sell such interest to the other party (subject as hereinafter provided with respect to price) on the terms and conditions of the Offer. If the Offer so accepted by the other party contains the Owner’s good faith estimate of the cash equivalent consideration as aforesaid, and if the other party disagrees with the Owner’s best estimate, the other party shall so notify the Owner at the time of acceptance and the other party shall, in such notice, specify what it considers, in good faith, the fair cash equivalent to be and the resulting total purchase price. If the other party so notifies the Owner, the acceptance by the other party shall be effective and binding upon the Owner and the other party and the cash equivalent of any such non-cash consideration shall be determined by binding arbitration under the Commercial Arbitration Act (British Columbia) and shall be payable by the other party, subject to prepayment as hereinafter provided, within 60 days following its determination by arbitration. The other party shall in such case pay to the Owner, against receipt of an absolute transfer of clear and unencumbered title to the interest of the Owner being sold, the total purchase price which it specified in its notice to the Owner and such amount shall be credited to the amount determined following arbitration of the cash equivalent of any non-cash consideration. If the other party fails to notify the Owner before the expiration of the time limited therefor that it will purchase the interest offered, the Owner may sell and transfer such interest to the Proposed Purchaser at the price and on the terms and conditions specified in the Offer for a period of 60 days, provided that the terms of this Section shall again apply to such interest if the sale to the Proposed Purchaser is not completed within the said 60 days. Any sale hereunder shall be conditional upon the Proposed Purchaser delivering a written undertaking to the other party, in form and content satisfactory to its counsel, to be bound by the terms and conditions of this Agreement.

34.3 For greater certainty, nothing contained in the provisions of this Section 34.0 shall prevent any party from entering into any corporate reorganization, merger, amalgamation, takeover bid, plan of arrangement, or any other such corporate transaction which has the effect of, directly or indirectly, selling, assigning, transferring, or otherwise disposing of all or a part of the Interest to a Proposed Purchaser.

35.0 SUCCESSORS AND ASSIGNS
35.1 This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

36.0 GOVERNING LAW
36.1 This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia.

IN WITNESS WHEREOF the parties hereto have executed this agreement as of the day and year first above written.

RIMFIRE MINERALS CORPORATION

Per:
Authorized Signatory

RIMFIRE ALASKA LTD.

Per:
Authorized Signatory

EVANACHAN LIMITED

Per:
Authorized Signatory

528557-000001-953703v3

SCHEDULE A

DESCRIPTION OF THE PROPERTY

[TO BE ADDED]

SCHEDULE B

ACCOUNTING PROCEDURE

1.0 INTERPRETATION
1.1 Terms defined in the Agreement shall, subject to any contrary intention, have the same meanings herein. In this Schedule the following words, phrases and expressions shall have the following meanings:

“Agreement” means the Agreement to which this Accounting Procedure is attached as Schedule B.

“Count” means a physical inventory count.

“Employee” means those employees of the Operator who are assigned to and directly engaged in the conduct of Mining Operations, whether on a full-time or part-time basis.

“Employee Benefits” means the Operator’s cost of holiday, vacation, sickness, disability benefits, field bonuses, amounts paid to and the Operator’s costs of established plans for employee’s group life insurance, hospitalization, pension, retirement and other customary plans maintained for the benefit of Employees and Personnel, as the case may be, which costs may be charged as a percentage assessment on the salaries and wages of Employees or Personnel, as the case may be, on a basis consistent with the Operator’s cost experience.

“Field Offices” means the necessary sub-office or sub-offices in each place where a Program or Construction is being conducted or a Mine is being operated.

“Government Contributions” means the cost or contributions made by the Operator pursuant to assessments imposed by governmental authority which are applicable to the salaries or wages of Employees or Personnel, as the case may be.

“Joint Account” means the books of account maintained by the Operator to record all assets, liabilities, costs, expenses, credits and other transactions arising out of or in connection with the Mining Operations.

“Material” means the personal property, equipment and supplies acquired or held, at the direction or with the approval of the Management Committee, for use in the Mining Operations and, without limiting the generality, more particularly the term “Controllable Material” means such Material which is ordinarily classified as Controllable Material, as that classification is determined or approved by the Management Committee, and controlled in mining operations.

“Personnel” means those management, supervisory, administrative, clerical or other personnel of the Operator normally associated with the Supervision Offices whose salaries and wages are charged directly to the Supervision Office in question.

“Reasonable Expenses” means the reasonable expenses of Employees or Personnel, as the case may be, for which those Employees or Personnel may be reimbursed under the Operator’s usual expense account practice, as accepted by the Management Committee; including without limiting generality, any relocation expenses necessarily incurred in order to properly staff the Mining Operations if the relocation is approved by the Management Committee.

“Supervision Offices” means the Operator’s offices or department within the Operator’s offices from which the Mining Operations are generally supervised.

2.0 STATEMENTS AND BILLINGS
2.1 The Operator shall, by invoice, charge each Participant with its Proportionate Share of Exploration Costs and Mine Costs in the manner provided in Sections 7.0 and 16.0 of the Agreement respectively.

2.2 The Operator shall deliver, with each invoice rendered for Costs incurred a statement indicating:

(a)	all charges or credits to the Joint Account relating to Controllable Material; and

(b)	all other charges and credits to the Joint Account summarized by appropriate classification indicative of the nature of the charges and credits.

2.3 The Operator shall deliver with each invoice for an advance of Costs a statement indicating:

(a)	the estimated Exploration Costs or, in the case of Mine Costs the estimated cash disbursements, to be made during the next succeeding month;

(b)
the addition thereto or subtraction therefrom, as the case may be, made in respect of Exploration Costs or Mine Costs actually having been incurred in an amount greater or lesser than the advance which was made by each Participant for the penultimate month preceding the month of the invoice; and

(c)	the advances made by each Participant to date and the Exploration Costs or Mine Costs incurred to the end of the penultimate month preceding the month of the invoice.

3.0 DIRECT CHARGES
3.1 The Operator shall charge the Joint Account with the following items:

(a)	Contractor’s Charges:

All costs directly relating to the Mining Operations incurred under contracts entered into by the Operator with third parties.

(b)	Labour Charges:

(i)
The salaries and wages of Employees in an amount calculated by taking the full salary or wage of each Employee multiplied by that fraction which has as its numerator the total time for the month that the Employees were directly engaged in the conduct of Mining Operations and as its denominator the total normal working time for the month of the Employee;

(ii)	the Reasonable Expenses of the Employees; and

(iii)	Employee Benefits and Government Contributions in respect of the Employees in an amount proportionate to the charge made to the Joint Account in respect to their salaries and wages.

(c)	Office Maintenance:

(i)
The cost or a pro rata portion of the costs, as the case may be, of maintaining and operating the Field Offices and the Supervision Offices. The basis for charging the Joint Account for such maintenance costs shall be as follows:

(A)	the expense of maintaining and operating Field Offices, less any revenue therefrom; and

(B)	that portion of maintaining and operating the Supervision Offices which is equal to:

(1)	the anticipated total operating expenses of the Supervision Offices divided by:

(2)	the anticipated total staff man days for the Employees whether in connection with the Mining Operations or not;

multiplied by:

(3)	the actual total time spent on the Mining Operations by the Employee expressed in man days;

(ii)	without limiting generality, the anticipated total operating expenses of the Supervision Offices shall include:

(A)	the salaries and wages of the Operator’s Personnel which have been directly charged to the Supervision Offices;

(B)	the Reasonable Expense of the Personnel; and

(C)	Employee Benefits; and

(iii)
the Operator shall make an adjustment in respect of the Office Maintenance cost forthwith after the end of each Operating Year upon having determined the actual operating expenses and actual total staff man days referred to in Section 3.1(c)(i)(B) of this Schedule B.

(d)	Material:

Material purchased or furnished by the Operator for use on the Property as provided under Section 4.0 of this Schedule B.

(e)	Transportation Charges:

The cost of transporting Employees and Material necessary for the Mining Operations.

(f)	Service Charges:

(i)
The cost of services and utilities procured from outside sources other than services covered by Section 3.1(h). The cost of consultant services shall not be charged to the Joint Account unless the retaining of the consultant is approved in advance by the Management Committee; and

(ii)	use and service of equipment and facilities furnished by the Operator as provided in Section 4.4 of this Schedule B.

(g)	Damages and Losses to Joint Property:

All costs necessary for the repair or replacement of Assets made necessary because of damages or losses by fire, flood, storms, theft, accident or other cause. If the damage or loss is estimated by the Operator to exceed $50,000, the Operator shall furnish each Participant with written particulars of the damages or losses incurred as soon as practicable after the damage or loss has been discovered. The proceeds, if any, received on claims against any policies of insurance in respect of those damages or losses shall be credited to the Joint Account.

(h)	Legal Expense:

All costs of handling, investigating and settling litigation or recovering the Assets, including, without limiting generality, attorney’s fees, court costs, costs of investigation or procuring evidence and amounts paid in settlement or satisfaction of any litigation or claims.

(i)	Taxes:

All taxes, duties or assessments of every kind and nature (except income taxes) assessed or levied upon or in connection with the Property, the Mining Operations thereon, or the production therefrom, which have been paid by the Operator for the benefit of the parties.

(j)	Insurance:

Net premiums paid for:

(i)	such policies of insurance on or in connection with Mining Operations as may be required to be carried by law; and

(ii)	such other policies of insurance as the Operator may carry for the protection of the parties in accordance with the Agreement; and

the applicable deductibles in event of an insured loss.

(k)	Rentals:

Fees, rentals and other similar charges required to be paid for acquiring, recording and maintaining permits, mineral claims and mining leases and rentals and royalties which are paid as a consequence of the Mining Operations.

(l)	Permits:

Permit costs, fees and other similar charges which are assessed by various governmental agencies.

(m)	Other Expenditures:

Such other costs and expenses which are not covered or dealt with in the foregoing provisions of this Section 3.1 of this Schedule B as are incurred with the approval of the Management Committee for Mining Operations or as may be contemplated in the Agreement.

4.0 PURCHASE OF MATERIAL
4.1 Subject to Section 4.4 of this Schedule B the Operator shall purchase all Materials and procure all services required in the Mining Operations.

4.2 Materials purchased and services procured by the Operator directly for the Mining Operations shall be charged to the Joint Account at the price paid by the Operator less all discounts actually received.

4.3 Any Participant may sell Material or services required in the Mining Operations to the Operator for such price and upon such terms and conditions as the Management Committee may approve.

4.4 Notwithstanding the foregoing provisions of this Section 4.0, the Operator, after having obtained the prior approval of the Management Committee, shall be entitled to supply for use in connection with the Mining Operations equipment and facilities which are owned by the Operator and to charge the Joint Account with such reasonable costs as are commensurate with the ownership and use thereof.

5.0 DISPOSAL OF MATERIAL
5.1 The Operator, with the approval of the Management Committee may, from time to time, sell any Material which has become surplus to the foreseeable needs of the Mining Operations for the best price and upon the most favourable terms and conditions available.

5.2 Any Participant may purchase from the Operator any Material which may from time to time become surplus to the foreseeable need of the Mining Operations for such price and upon such terms and conditions as the Management Committee may approve.

5.3 Upon termination of the Agreement, the Management Committee may approve the division of any Material held by the Operator at that date, which Material may be taken by the Participants in kind or be taken by a Participant in lieu of a portion of its Proportionate Share of the net revenues received from the disposal of the Assets and Property. If the division to a Participant be in lieu, it shall be for such price and on such terms and conditions as the Management Committee may approve.

5.4 The net revenues received from the sale of any Material to third parties or to a Participant shall be credited to the Joint Account.

6.0 INVENTORIES
6.1 The Operator shall maintain records of Material in reasonable detail and records of Controllable Material in detail.

6.2 The Operator shall perform Counts from time to time at reasonable intervals, and in any event at the end of each calendar year. The independent external auditor of the Operator shall be given reasonable notice of each Count, and shall be given the opportunity to attend the Count.

6.3 Forthwith after performing a Count, the Operator shall reconcile the inventory with the Joint Account. The Operator shall not be held accountable for any shortages of inventory except such shortages as may have arisen due to a lack of diligence on the part of the Operator.

7.0 ADJUSTMENTS
7.1 Payment of any invoice by a Participant shall not prejudice the right of that Participant to protest the correctness of the statement supporting the payment; provided, however, that all invoices and statements presented to each Participant by the Operator during any calendar year shall conclusively be presumed to be true and correct upon the expiration of 12 months following the end of the calendar year to which the invoice or statement relates, unless within that 12-month period that Participant gives notice to the Operator making claim on the Operator for an adjustment to the invoice or statement.

7.2 The Operator shall not adjust any invoice or statement in favour of itself after the expiration of 12 months following the end of the calendar year to which the invoice or statement relates.

7.3 Notwithstanding Sections 7.1 and 7.2 of this Schedule B, the Operator may make adjustments to an invoice or statement which arise out of a Count of Material or Assets within 60 days of the completion of the Count.

7.4 A Participant shall be entitled upon notice to the Operator to request that the independent external auditor of the Operator provide that Participant with its opinion that any invoice or statement delivered pursuant to the Agreement in respect of the period referred to in Section 7.1 of this Schedule B has been prepared in accordance with this Agreement.

7.5 The time for giving the audit opinion contemplated in Section 7.4 of this Schedule B shall not extend the time for the taking of exception to and making claims on the Operator for adjustment as provided in Section 7.1 of this Schedule B.

7.6 The cost of the auditor’s opinion referred to in Section 7.4 of this Schedule B shall be solely for the account of the Participant requesting the auditor’s opinion, unless the audit disclosed a material error adverse to that Participant, in which case the cost shall be solely for the account of the Operator.

7.7 Upon not less than 10 business days’ notice to the Operator, and no more frequently than twice during the currency of each Operating Plan, a Participant shall be entitled to inspect the Joint Account, at the location(s) where such records are normally kept. All costs incurred in carrying out such inspection shall be borne by the Participant. All disagreements or discrepancies identified by the Participant shall be referred to the independent external auditor for final resolution.

528557-000001-953703v3

SCHEDULE C

NET SMELTER RETURNS ROYALTY

1.0 DEFINITIONS
1.1 Capitalized terms not otherwise defined herein have the meanings ascribed thereto in the Agreement to which this Schedule C is attached.

2.0 NET SMELTER RETURN ROYALTY
2.1 The Net Smelter Return Royalty payable to one party (the “Royalty Payee”) pursuant to Section 7.10 or Section 11.2(b) of the Agreement to which this Schedule is attached will be 1% of the Net Smelter Returns, subject to adjustment in accordance with Section 7.12 of the Agreement and the buy-down right provided in Section 5.0 of this Schedule C.

2.2 The “Net Smelter Return” shall be the net amount of money received from the sale of ore, or ore concentrates or other products from the Property to a smelter or other ore buyer after deduction of smelter and/or refining charges, ore treatment charges, penalties and any and all charges made by the purchaser of ore or concentrates, less any and all transportation costs which may be incurred in connection with the transportation of ore or concentrates, less all umpire charges which the Operator may be required to pay.

3.0 PAYMENT OF THE NET SMELTER RETURN ROYALTY
3.1 Payment of the Net Smelter Returns Royalty to the Royalty Payee shall be made quarterly within 60 days after the end of each calendar quarter. Within 90 days after the end of each calendar year in which the Net Smelter Returns Royalty is payable to the Royalty Payee, the records relating to the calculation of the Net Smelter Returns Royalty for such year shall be audited and any resulting adjustments in the Net Smelter Returns Royalty payable to the Royalty Payee shall be made forthwith.

4.0 RECORD KEEPING AND AUDITS
4.1 The Operator shall at all times maintain or cause to be maintained adequate records which shall be made available to the Royalty Payee in order that the Royalty Payee may verify the correctness of any entries in the Net Smelter Returns Royalty account.

5.0 BUYDOWN RIGHT
5.1 The Participant who is not a Royalty Payee may purchase 50% of the 1% Net Smelter Returns Royalty from the Royalty Payee for a purchase price of $500,000 at any time up to the commencement of commercial production on the Property.

528557-000001-953703v3

SCHEDULE D
UNDERLYING ROYALTIES

[NTD: Attach descriptions of underlying royalties]